SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CARBO Ceramics Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
140781108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140781108

1.	NAME OF REPORTING PERSON William C. Morris

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		3,199,250

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,000 (Beneficial ownership disclaimed; See Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,199,250

WITH	8.	SHARED DISPOSITIVE POWER

		15,000 (Beneficial ownership disclaimed; See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,214,250 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	13.9% (See Item 4)

12.	TYPE OF REPORTING PERSON*

	IN

Item 1(a).	Name of Issuer:

CARBO Ceramics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

575 North Dairy Ashford Suite 300 Houston, Texas 77024

Item 2(a).	Name of Person Filing:

William C. Morris

Item 2(b).	Address of Principal Business Office or, if none, Residence:

William C. Morris’s principal business office is located at 60 East 42nd Street, Suite 3210 New York, New York 10165.

Item 2(c).	Citizenship:

William C. Morris is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e).	CUSIP Number:

The CUSIP number for the Common Stock is 140781108.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) — (b) Mr. Morris may be deemed to be the beneficial owner of 3,214,250 shares, which constitutes approximately 13.9% of the shares outstanding. Mr. Morris disclaims beneficial ownership of an aggregate of 15,000 shares owned by a certain charitable trust of which Mr. Morris is an officer.

(c) Mr. Morris has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,199,250 shares. Mr. Morris may be deemed to share power to vote or to direct the vote and share power to dispose or to direct the disposition of an additional 15,000 shares, as to which Mr. Morris disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2010	By:	/s/ William C. Morris
		Name:	William C. Morris